SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 8-7-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance system.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise (including in respect to certain descriptions of board and committee activities from January 2016 to September 2017), this report reflects KEPCO’s corporate governance structure as of March 31, 2017.

I. Corporate Governance

1. Corporate Governance – Basic Principles and Policy

KEPCO regards enhancing shareholder value and protecting shareholder rights as among its highest priorities, and, since becoming a public company, has continuously made efforts to uphold a system of corporate governance that reflects its corporate ethos. In that connection, KEPCO plans to further promote the interest of its shareholders through responsible management based on trust and communication and by embedding in its operations a focus on serving the shareholders.

In order to effect transparency in its corporate governance, KEPCO actively discloses the guidelines, procedures and results related to conducting its affairs in regards to corporate governance. Anyone interested in KEPCO’s corporate governance practice can access, at KEPCO’s website, KEPCO’s Articles of Incorporation, Regulations Concerning the Board of Directors, Regulations Concerning the Operations of the Board of Directors, the Regulations Concerning the Audit Committee and KEPCO’s other internal regulations related to corporate governance.

2. Organizational Structure

KEPCO’s major governing bodies are as follows:

The following table sets forth KEPCO’s major shareholders as of December 31, 2016, the date KEPCO last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank (2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Corporation	41,705,930	6.5
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	197,308,414	30.7
	Common shares	161,040,488	25.1
	American depositary shares	36,267,926	5.6
	Public (Koreans)	74,872,675	11.7

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

3. Key Characteristics of KEPCO’s Corporate Governance Structure

(1)	Organization of the Board of Directors

The Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors. The chairman of the Board of Directors is appointed from among non-standing directors for fair and transparent operation of the Board of Directors. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience so as to respond flexibly and expertly to the changing business environment.

(2)	Director Appointment Process

Directors are appointed in accordance with the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders. The standing director who concurrently serves as a member of the Audit Committee is appointed through the same appointment process applicable to the CEO, except that the motion for appointment is made by the Ministry of Strategy and Finance instead of the Ministry of Trade, Industry and Energy. Standing directors other than the CEO or those who concurrently serve as members of the Audit Committee are appointed by the CEO with the approval at the general meeting of shareholders. Non-standing directors must be appointed by the minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the Director Nomination Committee. The term of the CEO is three years, while that of directors (standing or non-standing, but not the CEO) is two years.

(3)	Diversity of the Board of Directors

To ensure balanced and diverse membership for its Board of Directors, KEPCO relies on a vareity of institutions that recommend director candidates. For example, KEPCO encourages and nurtures recruitment of female directors by having the Nomination Committee to constantly monitor an seek female director candidates. Also, KEPCO seeks to maintain balanced views within its Board of Directors by appointing directors with profound knowledge and expertise in a variety of fields including law, finance, academics and labor relations.

(4)	Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the diretors can carry out their duties of ‘checks and balances’ in a responsible manner. KEPCO also strictly scrutinizes whether a non-standing director candidate has any related party transactions that would disqualify such candidate from directorship under the Korean Commercial Code. Moreover, KEPCO has reinforced the decision-making power of its non-standing directors by requiring that a majority of the board be appointed from non-standing directors and the chairman of the board be appointed from among the non-standing directors.

(5)	Expertise of the Board of Directors

In order to enhance the expertise of its Board of Directors, KEPCO requires that personal expertise be considred when screening out director candidates and has actively recruited experts in the power industry. In addition, following appointments, KEPCO strives to nurture and expand the expertise of its directors by arranging site visits and on-ground training at power facilities, domestic and abroad, and regularly provides them with informational updates on major industry trends and business issues.

4.	Organizations

	Number of Members	Chairman
Board of Directors	8 non-standing directors (total 15 directors)	Ahn, Choong-Yong (Non-Standing Director)
Director Nomination Committee	3 to 8 non-standing directors (total 5~15 directors)	Appointed from among Non-Standing Directors
Audit Committee	2 non-standing directors (total 3 directors)	Kim, Ju-Suen (Non-Standing Director)

II. Shareholders

1. Shareholders’ Rights

(1)	Calling for the General Meeting of Shareholders

KEPCO announces the time, place, agenda and other details of the General Meeting of Shareholders at least two weeks before the date of meeting. KEPCO’s General Meeting of Shareholders in the past three years were held as follows.

Type	Date of Resolution	Date of Notice	Date of Meeting	Place
Annual General Meeting	Feb. 17, 2017	Mar. 6, 2017	Mar. 21, 2017	KEPCO Headquarters
Extraordinary General Meeting	Nov. 18, 2016	Dec. 26, 2016	Jan. 10, 2017
Extraordinary General Meeting	Sep. 30, 2016	Oct. 4, 2016	Oct. 24, 2016
Extraordinary General Meeting	Apr. 8, 2016	Apr. 8, 2016	Apr. 25, 2016
Annual General Meeting	Feb. 19, 2016	Mar. 7, 2016	Mar. 22, 2016
Extraordinary General Meeting	Jan. 5, 2016	Feb. 5, 2016	Feb. 22, 2016
Extraordinary General Meeting	Nov. 20, 2015	Nov. 24, 2015	Dec. 10, 2015
Extraordinary General Meeting	Jul. 17, 2015	Aug. 12, 2015	Aug. 27, 2015
Annual General Meeting	Feb. 27, 2015	Mar. 16, 2015	Mar. 31, 2015

(2)	Resolutions and Voting at the General Meeting of Shareholders

At the Annual General Meeting of Shareholders held on Mar. 21, 2017, 294 million shares were voted by proxy or through proxy solicitation, while 7.7 million shares were voted through electronic voting. Holders of 116.8 million shares attended in person at the meeting.

In order to promote shareholders’ rights, KEPCO has adopted electronic voting.

A list of the agenda voted at the General Meetings of Shareholders in the past three years is provided below.

Date of Meeting	Resolution	Agenda	Shares For	Approval Rate*
Mar. 21, 2017	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2016	512,271,351	97.21%
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2017	511,942,129	97.15%
	Ordinary	Election of President and CEO	512,229,285	97.21%

Jan. 10, 2017	Ordinary	Election of Standing Director	500,529,892	95.26%

Oct. 24, 2016	Ordinary	Election of Non-standing Director and Member of the Audit Committee	225,905,292	98.64%
	Special	Amendment to the Articles of Incorporation of KEPCO	542,968,958	99.95%

Apr. 25, 2016	Ordinary	Election of Standing Director	471,235,731	85.95%
	Ordinary	Election of Standing Director and Member of the Audit Committee	134,867,677	61.73%
	Ordinary	Election of Non-standing Director and Member of the Audit Committee	214,621,758	92.30%

Mar. 22, 2016	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2015	514,173,018	95.92%
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2016	474,924,619	88.60%

Feb. 22, 2016	Ordinary	Election of President and CEO	528,540,509	98.49%

Dec. 10, 2015	Ordinary	Election of Standing Director	526,850,467	99.41%

Aug. 27, 2015	Ordinary	Election of Standing Director	515,850,693	97.77%

Mar. 31, 2015	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2014	512,161,781	97.60%
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2015	523,027,635	99.67%
	Ordinary	Election of Standing Director	482,664,394	91.98%
	Ordinary	Election of Non-standing Director and Member of the Audit Committee	208,333,303	99.24%

*	Approval Percentage : the percentage of shares for to the shares present at the meeting

(3)	Dividend

In accordance with specified provisions in the Korean Commercial Code, Articles of Incorporation of KEPCO, and the KEPCO Act, KEPCO is entitled to pay out dividends. Also, KEPCO is authorized to pay preferential dividends on shares held by holders other than the Government. Pursuant to a proposal from the Government, its majority shareholder, KEPCO paid out differential dividends to the Government as compared to non-Government shareholders, but has not done so since 2001 as there has been no such proposal from a shareholder.

Details of KEPCO’s dividend payments in the past three years are as follows.

Fiscal Year	Share Dividend	Cash Dividend
		Dividend Per Share (KRW)	Payout Ratio (%)	Total Dividend (Million KRW)	Dividend Yield* (%)
2016	—	1,980	29.8	1,271,089	4.5
2015	—	3,100	19.6	1,990,089	6.2
2014	—	500	30.9	320,982	1.2

*	Dividend Yield ratio is based on closing price of KEPCO shares at the fiscal year end.

2.	Fair Treatment of Shareholders

(1)	Issued Shares

Currently, KEPCO’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, in each case, par value Won 5,000 per share. As of December 31, 2016, the last day on which KEPCO’s shareholders’ registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares had been issued and no non-voting preferred shares had been issued.

(2)	Investor Relations (IR) Activities

KEPCO holds various IR meetings, including in relation to quarterly earnings releases in February, May, August and November. Moreover, following the relocation of its headquarters to Naju city, KEPCO holds IR meetings in Seoul every Friday with institutional investors. KEPCO announces the schedule for the earnings release through the corporate disclosure system of Korea Exchange as well as through public filings on the SEC website; KEPCO also posts its IR schedule on its company website.

*	http://home.kepco.co.kr/kepco/KE/E/htmlView/KEEDHP0030101.do?menuCd=FN27030101

(3)	Disclosure of Company Information

KEPCO makes its company information publicly available through its company website(http://www.kepco.co.kr), DART(http://dart.fss.or.kr) and KIND (http://kind.krx.co.kr). KEPCO also makes its company information available in English through the SEC website (http://www.sec.gov).

(4)	Related Party Transactions and the Internal Control System

KEPCO has put in effect several internal regulations, including the Code of Conduct and Guidelines for Practice, for its executives and employees so as to prevent self-dealings and other improper activities that promote private interests among its executives and employees.

Under the Code of Conduct, employees whose conduct harms the proper performance of his or her duties become subject to disciplinary actions. Also, the Code of Conduct prohibits employees from engaging in transactions based on information obtained in the course of employment. In addition, KEPCO strictly enforces the Code of Ethics in order to prevent any self-dealings or other prohibited related party transactions by the executives or the employees, and has instituted an internal control system to identify and appropriately disclose related party transactions between KEPCO and its related parties.

Under the Act on External Audit of Stock Companies, the Board of Directors is authorized to establish and modify KEPCO’s internal control system. KEPCO’s Regulations Concerning the Board of Directors also contains the same provisions as well as separately provides for the establishment of internal control standards and evaluation system. KEPCO also conducts an annual evaluation of the effectiveness of its internal control system.

(5)	English Filings

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO makes English disclosures available on the SEC website by way of the EDGAR* system. KEPCO currently does not make similar English disclosures available through the corporate disclosure system in the domestic exchange, but may do so upon further deliberation. In the meanwhile, the English filings KEPCO makes to the SEC is available by accessing http://www.sec.gov, clicking the “Company Filings” button and entering “Korea Electric Power Corporation” in the “Company Name” search field.

III.	Board of Directors

1. Functions

(1) Matters Subject to Review and Resolutions by the BOD; BOD Reporting Matters

A. Matters for BOD Review and Resolutions

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds and budget carryover;

•	Settlement of annual accounts;

•	Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Amendment of the Articles of Incorporation;

•	Establishment and amendment of major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Request for dismissal of the CEO; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

B. Matters Subject to Reporting to the BOD

•	Settlement of accounts for the first half of the fiscal year;

•	Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the audit committee and accounting audit results;

•	Annual performance of the internal accounting control management system; and

•	Any other matters which the Board of Directors requires reporting from the CEO.

(2)	Scope of Delegation

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO to decide on matters that are subject to BOD review and resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a BOD meeting or the BOD meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

(3)	CEO Nomination Committee

The CEO Nomination Committee consists of five to fifteen members. To ensure transparency, non-standing directors must comprise a majority of the committee and the chairman of the committee must be selected from among non-standing directors. The CEO Nomination Committee recommends eligible candidates that meet the criteria stiupulated in the Guidelines for Personnel Management of Public Institutions and Operational Regulations of Director Nomination Committee. The eligibility criteria for a CEO candidate are as follows:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the chief executive officer; and

•	Integrity, morality and a strong sense of corporate ethics.

2.	BOD Composition; Appointment of Directors

(1)	Organization of the Board of Directors

Pursuant to the Act on the Management of Public Institutions and Articles of Incorporation of KEPCO, KEPCO’s Board of Directors consists of not more than 15 directors. Of such directors, no more than seven can be standing directors (including the CEO), and no more than eight can be non-standing directors. The standing directors (including the CEO) cannot constitute the majority of the Board of Directors.

The following tables sets forth the current members of the Board of Directors.

Name	Title	Outside Occupation	Position Held Since

Cho, Hwan-Eik	President, Chief Executive Officer and Standing Director	None	December 17, 2012

Lee, Sung-Han	Standing Director and Member of the Audit Committee	Chaired Professor of College of Social Sciences, Dongguk University	May 2, 2016

Kim, Si-Ho	Standing Director and Executive Vice President of Domestic Operations	None	August 27, 2015

Lyu, Hyang-Reol	Standing Director and Executive Vice President of Overseas Operations	None	December 10, 2015

Hyun, Sang-Kwon	Standing Director and Executive Vice President, Chief Financial Officer and Strategy Officer	None	August 27, 2015

Park, Sung-Chul	Standing Director and Executive Vice President & Chief Sales Officer	None	August 27, 2015

Moon, Bong-Soo	Standing Director and Executive Vice President & Chief Power System Officer	None	January 10, 2017

Cho, Jeon-Hyeok	Non-Standing Director	Chairman of Busan City Committee of Barun Political Party	February 14, 2014

Lee, Kang-Hee	Non-Standing Director	Director of the Republic of Korea Parliamentarian Society	February 14, 2014

Koo, Ja-Yoon	Non-Standing Director	Chairman of Conseil International des Grands Reseaux Electriques Korea National Committee	September 2, 2014

Ahn, Choong-Yong	Non-Standing Director and Chairman of the Board of Directors	Chairman of Korea Commission for Corporate Partnership	December 3, 2014

Sung, Tae-Hyun	Non-Standing Director	Professor of Electrical Engineering, Hanyang University	August 12, 2014

Choi, Ki-Ryun	Non-Standing Director	Professor of Energy Systems Research, Ajou University	August 12, 2014

Kim, Ji-Hong	Non-Standing Director	None	May 16, 2016

Kim, Ju-Suen	Non-Standing Director and Chairman of the Audit Committee	Representative of Kim, Ju-Suen Law Office	August 6, 2015

(2)	Director Eligibility Requirements; Appointment Process

KEPCO’s directors satisfy all statutory eligibility requirements, including under the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Code. In addition, following appointment of directors, KEPCO periodically monitors whether the directors are compliant with the eligibility criteria, including in relation to the eligibility criteria applicable to outside directors under the Korean Commercial Code.

A.	Eligibility

KEPCO considers the qualification requirements under the Guidelines for Personnel Management of Public Institutions and selects qualified candidates with practical abilities and competence. The qualifications required of executive directors include knowledge and experience in the relevant field, leadership and organizational management capabilities, ethical behavior based on integrity and morality and other qualifications required in light of KECPO’s special characteristics and environment.

B.	Director Appointment Process

Pursuant to the Act on the Management of Public Institutions, the KEPCO Act and the Articles of Incorporation of KEPCO, standing directors other than the CEO or those who concurrently serve as members of the audit committee are appointed by the CEO with the approval at the general meeting of our shareholders.

In the case of standing directors other than the CEO or those who concurrently serve as members of the audit committee, the appointment process does not involve the Director Nomination Committee in accordance with the Act on the Management of Public Institutions; however, such directors are appointed from among candidates who pass the evaluation under Regulation Concerning Evaluation of Standing Directors for Public Institutions.

3.	Non-Standing Directors

In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in strict compliance with the specified procedures set out in the Operational Regulations of Director Nomination Committee for nomination of non-standing director candidates and after careful scrutiny for any statutory reasons for disqualification, including under the Korean Commercial Code.

All of KEPCO’s current non-standing directors satisfy the qualification requirements under relevant laws and KEPCO’s internal regulations.

KEPCO supports the performance of duties by the Board of Directors, including the non-standing directors, through the executive office of the Board of Directors.

4.	BOD Operation

According to the Regulations Concerning the Board of Directors, the Board of Directors is required to hold regular meetings on a monthly basis and non-regular meetings as needed.

Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Code permits attendance by teleconference or video conference.

KEPCO prepares minutes for each board meeting, specifying the agenda, main discussion points, results of the resolutions, the opposing directors and the reasons for opposition; such minutes are signed by each director present at the meeting and made publicly available through KEPCO’s corporate website and All Public Information In-One website.

In 2016, 21 board meetings were held, which were attended in average by 84.6% of the directors. In the first quarter of 2017, four board meetings were held which were attended in average by 96.7% of the directors.

The following table sets forth the details of the board meetings held from January 2016 to September 2017.

Date	Agenda	Results	Type
Jan 5, 2016	Approval of closure of the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of a call for the extraordinary general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution

Feb 19, 2016	Approval of the maximum aggregate amount of remuneration for directors in 2016	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2015	Approved as proposed	Resolution
	Approval of a call for the annual general meeting of shareholders for the fiscal year 2015	Approved as revised	Resolution
	Approval of contribution to a special purpose company for a solar power project in Hokkaido, Japan	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	Approved as proposed	Resolution
	Approval of closure of the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2015	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry	Accepted as reported	Report

Date	Agenda	Results	Type
Feb 29, 2016	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of the Statement of Appropriation of fiscal year 2015 retained earnings	Approved as proposed	Resolution

Mar 18, 2016	Approval of Agreement on Management Performance Assessment for the President	Approved as proposed	Resolution
	Approval of the establishment of a new organization	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of liquidation of Dolphin, an associate located in Nigeria	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	Approved as proposed	Resolution
	Auditor’s report to the board of directors for 2015	Accepted as reported	Report

Apr 8, 2016	Recommendation of candidates for the Audit Committee	Approved as proposed	Resolution
	Approval to call for the extraordinary meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution

Apr 15, 2016	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution
	Approval of the establishment of a new organization	Approved as proposed	Resolution
	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution

Apr 29, 2016	Approval of adoption of the proposal for merit-based annual salary for state-owned corporations and amendments to the regulation for remuneration and welfare	Approved as proposed	Resolution

May 20, 2016	Approval to establish and contribute to a special purpose company for solar energy business in schools, one of the Government’s top ten energy industry initiatives	Conditionally approved	Resolution
	Approval to establish electricity vehicle charging infrastructure	Approved as proposed	Resolution
	Approval of a long-term plan for power transmission and substation facilities	Approved as proposed	Resolution
	Approval to transfer KEPCO’s shares in KEPCO Energy Resource Nigeria, Ltd (KERNL) to ERL	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2016	Accepted as reported	Report

Date	Agenda	Results	Type
Jun 17, 2016	Approval of establishment of and contribution to a special purpose company for energy efficiency business, Government’s top ten energy industry initiatives	Conditionally approved	Resolution
	Approval of financing for the new energy industry fund and operating company	Deferred	Resolution
	Approval of modified capital budget for fiscal year 2016 to finance a special purpose company for the new energy industry fund and energy efficiency business	Deferred	Resolution
	Approval of the mid-to-long term financial management plan (2016-2020)	Approved as proposed	Resolution

Jun 24, 2016	Approval of contribution to the new energy industry fund and operating company	Accepted as revised	Resolution
	Approval of modified capital budget for fiscal year 2016	Accepted as revised	Resolution

Jul 15, 2016	Approval of closure of the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of investment in Intra-company Employ Welfare Fund in 2016	Approved as proposed	Resolution
	Approval of support for interest payments by cooperative enterprises	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for solar power project in Colorado, the United States	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of the Reorganization Plan	Approved as proposed	Resolution
	Report of management plan on operating company of New Energy Industry Fund	Accepted as reported	Report

Jul 26, 2016	Approval of investments in subsidies in high efficiency appliances relating to Economic Policy Direction for the second half of 2016	Approved as proposed	Resolution

Aug 16, 2016	Amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution

Aug 19, 2016	Approval of the use of the reserve fund as a result of ordinary wages lawsuit	Approved as proposed	Resolution
	Approval of the mid-to-long term management target (2017-2021)	Approved as proposed	Resolution
	Report on results of external and internal audits for the second quarter of 2016	Accepted as reported	Report
	Report on the earnings results for the first half of fiscal year 2016	Accepted as reported	Report

Date	Agenda	Results	Type
Sep 30, 2016	Recommendation of candidates for the Audit Committee	Approved as proposed	Resolution
	Approval of a call for the extraordinary general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
	Approval of equity investment in construction and operation businesses of nuclear power plant in UAE	Approved as proposed	Resolution
	Approval of establishment electricity vehicle charging infrastructure	Approved as proposed	Resolution
	Approval of the Basic Investment Contract for the New Energy Industry fund	Deferred	Resolution

Oct 12, 2016	Approval of the Basic Investment Contract for the New Energy Industry fund	Approved as proposed	Resolution

Oct 21, 2016	Approval of establishment of and contribution to a Special Purpose Company for Daegu Technopolis Clean Energy Supply Service	Approved as proposed	Resolution
	Approval of acceptance of the contribution of a power distribution station at a senior welfare center site owned by the Yeongdeungpo-gu office	Approved as proposed	Resolution
	Approval of the Foreign Resources and Property Sales plan, according to Government’s functional adjustment	Approved as proposed	Resolution
	Approval of closure of the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	Approved as proposed	Resolution

Nov 18, 2016	Approval of investment in an operating fund for KEPCO International Nuclear Graduate School	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for Tongchuan 2nd coal-fired power project in China	Approved as proposed	Resolution
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Approved as proposed	Resolution
	Approval of a call for the extraordinary meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
	Report on the results of external and internal audits for the third quarter of 2016	Accepted as reported	Report
	Report on the integration plan of KEPCO and Korea Electrical Engineering & Science Research Institute	Accepted as reported	Report

Dec 8, 2016	Amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution

Date	Agenda	Results	Type
Dec 16, 2016	Approval of the establishment of the Integrated Material Center in Seoul	Deferred	Resolution
	Approval of the establishment of the New Energy Technology Test Center	Approved as proposed	Resolution
	Approval of additional investment for a local subsidiary to conduct the Fujeij wind farm project in Jordan	Approved as proposed	Resolution
	Approval of additional investment in the New Energy Industry Fund	Deferred	Resolution
	Approval of a modified capital budget for fiscal year 2016	Deferred	Resolution

Dec 28, 2016	Approval of additional investment in the New Energy Industry Fund	Conditionally approved	Resolution
	Approval of the establishment of Integrated Material Center in Seoul	Conditionally approved	Resolution
	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of the research and development plan for fiscal year 2017	Approved as proposed	Resolution
	Approval of the budget, operating and external borrowing plan for fiscal year 2017	Approved as proposed	Resolution

Jan 19, 2017	Approval of contribution to KEPCO Medical Corporation	Conditionally approved	Resolution
	Approval of the plan to establish an ICT backup center	Approved as proposed	Resolution
	Approval of amendment to the rules on employment	Approved as proposed	Resolution

Feb 17, 2017	Approval of the maximum aggregate amount of remuneration for directors in 2017	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2016	Approved as proposed	Resolution
	Approval of a call for the annual general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
	Approval of expanding the target business to invest in to secure financial resources required for the Energy Valley Dream Plan	Approved as amended	Resolution
	Report on the annual management of commercial papers in 2016	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2016	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Accepted as reported	Report
	Report on the audit result for fiscal year 2016	Accepted as reported	Report

Date	Agenda	Results	Type

Mar 3, 2017	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2016	Approved as proposed	Resolution

Mar 17, 2017	Approval of guarantee for the solar energy project in Colorado, U.S.A., according to the change of business structure	Approved as proposed	Resolution
	Approval of forming the Executive Recommendation Committee and evaluation standards for non-standing director candidates	Approved as proposed	Resolution

Apr 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Approved as proposed	Resolution

Jun 16, 2017	Approval of the establishment of a new regional office	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2017	Accepted as reported	Report

Jun 30, 2017	Approval of mid-to-long term financial management plan (2017-2021)	Approved as proposed	Resolution

Jul 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for renewable energy project Phase II in Guam, the United States	Approved as proposed	Resolution

Aug 18, 2017	Approval of sponsorship for the 2018 Pyeongchang Olympic Winter Games	Approved as proposed	Resolution
	Approval of the mid-to-long term management target (2018-2022)	Approved as proposed	Resolution
	Report on the earnings results for the first half of fiscal year 2017	Accepted as reported	Report

Sep 15, 2017	Approval of investment in the Intra-company Employee Welfare Fund in 2017	Approved as proposed	Resolution
	Approval of establishment of an annexed building of KEPCO headquarter	Approved as proposed	Resolution
	Approval of establishment of and contribution to a special purpose company for the Hanlim offshore wind power project in Jeju	Approved as proposed	Resolution
	Approval of investment in a floating photovoltaic plant in Hapcheon lake	Deferred	Resolution
	Approval of contribution to a special purpose company for a solar power project in California, the United States	Approved as proposed	Resolution
	Approval of personnel increase	Approved as proposed	Resolution
	Report on results of external and internal audits for the second quarter of 2017	Accepted as reported	Report
	Approval of integrated logistics center construction plan	Accepted as reported	Report

The following table sets forth the attendance and voting records of KEPCO’s non-standing directors in 2016 and the first three quarters of 2017.

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
Jan 5, 2016	Approval of closure of the shareholders’ registry for extraordinary general meeting of shareholders	For	For	For	For	For	For	Absent	For	—
	Approval of a call for the extraordinary general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	Absent	For	—

Feb 19, 2016	Approval of the maximum aggregate amount of remuneration for directors in 2016	For	For	For	For	For	For	For	For	—
	Approval of consolidated and separate financial statements for the fiscal year 2015	For	For	For	For	For	For	For	For	—
	Approval of a call for the annual general meeting of shareholders for the fiscal year 2015	For	For	For	For	For	For	For	For	—
	Approval of contribution to a special purpose company for solar power project in Hokkaido, Japan	For	For	For	For	For	For	For	For	—
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	For	For	For	For	For	For	For	For	—
	Approval of closure of the shareholders’ registry for extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For	—
	Report on the annual management of commercial papers in 2015	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
	Report on internal control over financial reporting for the fiscal year 2015	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2015	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry	Agenda for Report
Feb 29, 2016	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	Absent	For	Absent	For	For	For	—
	Approval of the Statement of Appropriation of fiscal year 2015 retained earnings	For	For	Absent	For	Absent	For	For	For	—
Mar 18, 2016	Approval of Agreement on Management Performance Assessment for the President	For	For	Absent	For	For	Absent	—	For	—
	Approval of the establishment of a new organization	For	For	Absent	For	For	Absent	—	For	—
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	Absent	For	For	Absent	—	For	—
	Approval of liquidation of Dolphin, an associate located in Nigeria	For	For	Absent	For	For	Absent	—	For	—
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	For	For	Absent	For	For	Absent	—	For	—
	Auditor’s report to the board of directors for 2015	Agenda for Report
Apr 8, 2016	Recommendation of candidates for the Audit Committee	For	For	Absent	For	Absent	For	—	For	—
	Approval of a call for the extraordinary meeting of shareholders for the fiscal year 2016	For	For	Absent	For	Absent	For	—	For	—

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
Apr 15, 2016	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	Absent	—	For	—
	Approval of the establishment of a new organization	For	For	For	For	For	Absent	—	For	—
	Approval of amendments to the regulation for employee remuneration and welfare	For	For	For	For	For	Absent	—	For	—
Apr 29, 2016	Approval of adoption of proposal of merit-based annual salary for state-owned corporations and amendments to the regulation for remuneration and welfare	For	For	For	For	Absent	For	—	For	—
May 20, 2016	Approval of establishment of and contribution to a special purpose company for solar energy business in schools, one of the Government’s top ten energy industry initiatives	For	For	Absent	For	For	Absent	—	For	For
	Approval to establish electricity vehicle charging infrastructure	For	For	Absent	For	For	Absent	—	For	For
	Approval of long-term plan for power transmission and substation facilities	For	For	Absent	For	For	Absent	—	For	For
	Approval to transfer KEPCO’s shares in KEPCO Energy Resource Nigeria, Ltd (KERNL) to ERL	For	For	Absent	For	For	Absent	—	For	For
	Report on results of external and internal audits for the first quarter of 2016	Agenda for Report
Jun 17, 2016	Approval to establish and contribute to a Special Purpose Company for energy efficiency business, Government’s top ten energy industry initiatives	For	For	For	For	For	For	—	For	For
	Approval to finance the new energy industry fund and operating company	Deferred
	Approval to modify capital budget for fiscal year 2016 to finance a Special Purpose Company for the new energy industry fund and energy efficiency business	Deferred
	Approval of mid-to-long term financial management plan (2016-2020)	For	For	For	For	For	For	—	For	For

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
Jun 24, 2016	Approval to contribute to the new energy industry fund and operating company	For	Absent	Absent	For	Absent	For	—	For	For
	Approval to modify capital budget for fiscal year 2016	For	Absent	Absent	For	Absent	For	—	For	For
Jul 15, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	Absent	For	For	For	For	—	For	For
	Approval to invest in Intra-company Employ Welfare Fund in 2016	For	Absent	For	For	For	For	—	For	For
	Approval to support interest payment of cooperative enterprises	For	Absent	For	For	For	For	—	For	For
	Approval of contribution to a special purpose company for solar power project in Colorado, the United States	For	Absent	For	For	For	For	—	For	For
	Approval of amendment to the Electricity Usage Agreement and Rules for Operation	For	Absent	For	For	For	For	—	For	For
	Approval of Reorganization Plan	For	Absent	For	For	For	For	—	For	For
	Report of management plan on operating company of New Energy Industry Fund	Agenda for Report
Jul 26, 2016	Approval to invest subsidies in high efficiency appliances relating to Economic Policy Direction for the second half of 2016	For	Absent	Against	Absent	For	For	—	Absent	For
Aug 16, 2016	Amendments to the Electricity Usage Agreement and Rules for Operation	For	Absent	For	For	For	For	—	For	For
Aug 19, 2016	Approval to use reserve fund as a result of ordinary wages lawsuit	For	For	For	For	For	Absent	—	For	For
	Mid-to-long term management target (2017-2021)	For	For	For	For	For	Absent	—	For	For
	Report on results of external and internal audits for the second quarter of 2016	Agenda for Report
	Report on the earnings results for the first half of fiscal year 2016	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
Sep 30, 2016	Recommendation of candidates for the Audit Committee	For	For	For	For	For	For	—	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	—	For	For
	Approval of equity investment in construction and operation businesses of nuclear power plant in UAE	For	For	For	For	For	For	—	For	For
	Approval to establish electricity vehicle charging infrastructure	For	For	For	For	For	For	—	For	For
	Approval of Basic Investment Contract of New Industry Business fund	Deferred
Oct 12, 2016	Approval of Basic Investment Contract of New Industry Business fund	For	For	For	For	Absent	Absent	—	For	For
Oct 21, 2016	Approval to establish and contribute to a Special Purpose Company for Daegu Technopolis Clean Energy Supply Service	Absent	For	For	For	For	Absent	—	For	Absent
	Approval of contributed acceptance of power distribution station, using senior welfare center site owned by Yeongdeungpo-gu office	Absent	For	For	For	For	Absent	—	For	Absent
	Approval of Foreign Resources and Property Sales plan, according to government’s adjustment of function	Absent	For	For	For	For	Absent	—	For	Absent
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Absent	For	For	For	For	Absent	—	For	Absent
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	Absent	For	For	For	For	Absent	—	For	Absent

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
Nov 18, 2016	Approval to invest in operating fund for KEPCO International Nuclear Graduate School	For	For	Absent	For	For	For	—	For	For
	Approval of contribution to a special purpose company for Tongchuan 2nd coal-fired power project in China	For	For	Absent	For	For	For	—	For	For
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	For	For	Absent	For	For	For	—	For	For
	Approval to call for the extraordinary meeting of shareholders for the fiscal year 2016	For	For	Absent	For	For	For	—	For	For

	Report on results of external and internal audits for the third quarter of 2016	Agenda for Report
	Report on Integration plan of KEPCO and Korea Electrical Engineering & Science Research Institute	Agenda for Report

Dec 8, 2016	Amendments on the Electricity Usage Agreement and Rules for Operation	For	For	Against	Absent	For	For	—	Absent	For

Dec 16, 2016	Approval of the establishment of Integrated Material Center in Seoul	Deferred
	Approval of the establishment ‘New Energy Technology Test Center’	For	For	For	For	For	For	—	For	For
	Approval of additional investment for a local subsidiary to conduct the Fujeij wind farm project in Jordan	For	For	For	For	For	For	—	For	For
	Approval of additional investment payment of New Energy Industry fund	Deferred
	Approval to modify capital budget for fiscal year 2016	Deferred

Dec 28, 2016	Approval of additional investment payment of New Energy Industry fund	For	For	For	For	Absent	For	—	For	Against
	Approval of the establishment of Integrated Material Center in Seoul	For	For	For	For	Absent	For	—	For	For
	Approval of amendments to the regulation for employee remuneration and welfare	For	For	For	For	Absent	For	—	For	For
	Approval of Research & Development plan for fiscal year 2017	For	For	For	For	Absent	For	—	For	For
	Approval of budget, operating and external borrowing plan for fiscal year 2017	For	For	For	For	Absent	For	—	For	For

*	Ahn, Hyun-Ho resigned on Mar 17, 2016, and Kim, Ji-Hong was appointed on May 16, 2016.

Date	Agenda	Ahn, Choong- Yong	Lee, Gang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong
Jan 19, 2017	Approval of contribution to KEPCO medical corporation	For	For	For	For	For	For	For	Against
	Approval of plan to establish ICT backup center	For	For	For	For	For	For	For	For
	Approval of amendment to the rules on employment	For	For	For	For	For	For	For	For

Feb 17, 2017	Approval of the maximum aggregate amount of remuneration for directors in 2017	For	For	For	For	For	For	For	Absent
	Approval of consolidated and separate financial statements for the fiscal year 2016	For	For	For	For	For	For	For	Absent
	Approval to call for the annual general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	For	Absent
	Approval to expand target business to invest in to secure financial resources required for the Energy Valley Dream Plan	For	For	For	For	For	For	For	Absent
	Report on the annual management of commercial papers in 2016	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2016	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Agenda for Report
	Report on the audit result for fiscal year 2016	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Gang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong
Mar 3, 2017	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2016	For	For	For	For	For	For	For	For

Mar 17, 2017	Approval of guarantee for the solar energy project in Colorado, U.S.A., according to the change of business structure	For	For	For	For	For	For	For	For
	Approval of forming Executive Recommendation Committee and evaluation standard for the candidate of non-standing directors	For	For	For	For	For	For	For	For

Apr 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Absence	For	For	For	For	For	For	For
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Absence	For	For	Against	For	For	For	For
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Absence	For	For	For	For	For	For	For

Jun 16, 2017	Approval of the establishment of a new regional office	Absence	For	For	For	For	For	For	For
	Report on results of external and internal audits for the first quarter of 2017	Agenda for Report

Jun 30, 2017	Approval of mid-to-long term financial management plan (2017-2021)	For	For	For	For	For	For	For	For

Jul 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	For	For	For	For	For	For	For	For
	Approval of contribution to a special purpose company for renewable energy project Phase II in Guam, the United States	For	For	For	For	For	For	For	For

Aug 18, 2017	Approval of sponsorship of the 2018 Pyeongchang Olympic Winter Games	For	For	For	For	For	For	For	For
	Mid-to-long term management target (2018-2022)	For	For	For	For	For	For	For	For
	Report on the earnings results for the first half of fiscal year 2016	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Gang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong
Sep 15, 2017	Approval to invest in Intra-company Employ Welfare Fund in 2017	For	For	Absent	For	Absent	For	For	For
	Approval to establish annexed building of KEPCO headquarter	For	For	Absent	For	Absent	For	For	For
	Approval to establish and contribute to a Special Purpose Company for Hanlim offshore wind power project in Jeju	For	For	Absent	For	Absent	For	For	For
	Approval of investment floating photovoltaic plant in Hapcheon lake	Deferred
	Approval of contribution to a special purpose company for solar power project in California, the United States	For	For	Absent	For	Absent	For	For	For
	Approval of personnel increase	For	For	Absent	For	Absent	For	For	For
	Report on results of external and internal audits for the second quarter of 2017	Agenda for Report
	Approval of integrated logistics center construction plan	Agenda for Report

5.	Subcommittees

(1)	Establishment of Subcommittees

Under the Board of Directors, there are two subcommittees, namely, Audit Committee and Director Nomination Committee. In accordance with the Act on the Management of Public Institutions, ‘market oriented public enterprises’ such as KEPCO must have an Audit Committee. In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee for recommendation of candidates for the positions of the CEO, standing directors who concurrently serve as audit members, and non-standing directors, and for discussion of management contract with the CEO.

(2)	Organization and Activities of the Subcommittees

A. Director Nomination Committee

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The Committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members.

The Committee members selected by the Board of Directors are from various fields, such as law, economics, academia, media and labor relations, and are required under the applicable regulations to include one person who acts as a spokesperson for KEPCO.

The Chairperson of the Director Nomination Committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

The following table sets forth the activities of the Director Nomination Committee in 2016 and the first three quarters of 2017.

Activities	Date	Members	Attendance(%)
Nomination of the Candidate for Standing Director and Member of the Audit Committee	Feb 25, 2016	3 Non-Standing Directors, 2 External Committeemen	80
	Mar 9, 2016		100
	Mar 16, 2016		100
Nomination of the Candidate for Non-Standing Director	Apr 29, 2016		100
	May 8, 2016		80
Nomination of the Candidate for Non-Standing Director	Oct 28, 2016		100
	Nov 9, 2016		100

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly adheres to its internal regulations and relevant laws regarding the eligibility criteria and appointment process for directors.

Moreover, KEPCO enlists the assistance of the Ministry of Gender Equality and Family and other organizations to recruit women candidates and thereby foster a more gender-balanced representation in its Board of Directors.

6.	Evaluation and Compensation of Non-Standing Directors

The term of office for non-standing directors is two years, which can be renewed by an increment of one year at the discretion of the Minister of Ministry of Strategy and Finance pursuant to the Act on the Management of Public Institutions.

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation is done regularly once every six months and two months prior to the expiry of the director’s term. Evaluation includes the attendance rates, participation level and contribution to KEPCO.

Compensation for the non-standing directors is publicly announced periodically. The following table sets forth the compensation for non-standing directors in 2016.

Number of non-standing directors	Total amount of remuneration	Average remuneration per director
8	240 million Korean Won	30 million Korean Won

IV.	Audit

1.	Internal Audit

(1)	Audit Committee

A.	Organization

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions, and the composition, responsibilities and authorities of the Audit Committee are provided in the Operational Regulations Concerning the Audit Committee.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Code.

One member of Audit committee is a standing director, and such director is appointed based on the recommendation of Director Nomination Committee and by the resolution of General Meeting of Shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of General Meeting of Shareholders; the non-standing director members of the Audit Committee independently and separately conduct an audit on management.

The following table sets forth the current members of the Audit Committee

Name	Standing / Non-Standing	Title	Position Held Since	Accounting or Financial Expert
Kim, Ju-Suen	Non-Standing	Chairman	Oct 24, 2016	—
Cho, Jeon-Hyeok	Non-Standing	Member	Mar 14, 2014	Financial Expert
Lee, Sung-Han	Standing	Member	May 2, 2016	—

B.	Authority and Responsibilities of the Audit Committee

The Audit Committee’s authority and responsibilities are as follows:

•	The committee conducts an audit on KEPCO’s business and accounting, and report the results to the Board of Directors.

•	The committee may request the directors to report on KEPCO’s business and may inspect the business and assets of the company.

•	The committee may on behalf of KEPCO seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm.

•	The committee may, as necessary to carry out its duties, request a subsidiary to report on its business, and if the subsidiary does not promptly provide a report and, if the content of such report must be confirmed, inspect the business and assets of such subsidiary.

•	The committee represents KEPCO in case of a conflict of interests between KEPCO and its CEO.

•	The committee carries out its duties as stipulated in the relevant laws and Articles of Incorporations of KEPCO and further as delegated by the Board of Directors.

C.	Operation and Functions of the Audit Committee

The Audit Committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

Matters subject to the review and resolutions by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of outside accounting firms;

•	Negotiate the compensation contract with outside accounting firms;

•	Approve any non-audit work to be performed by outside accounting firms;

•	Decide on the scope of matters that require consultation with outside accounting firms;

•	Establish, modify and abolish the Operating Regulations Concerning the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

•	Audit by the Board of Audit and Inspection

•	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

•	Annual audit results; and

•	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from outside accounting firms on a director’s illegal act or any improper behavior in the course of performance of his or her duties

•	Report from outside accounting firms on KEPCO’s violation of accounting standards and policy

•	Report from outside accounting firms on the audit and related reporting

•	Evaluation of the auditing activities by outside accounting firms

•	Design, performance and potential improvements related to the internal control system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The following table sets forth the details of the meetings of the Audit Committee in 2016 and the first three quarters of 2017.

Date	Agenda	Results	Type
Jan 8, 2016	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Evaluation report on joint selection of independent auditors for the period from fiscal year 2016 to 2018	Accepted as reported	Report

Jan 12, 2016	Approval of selection and remuneration for independent auditors for the period from fiscal year 2016 to 2018	Approved as proposed	Resolution

Feb 19, 2016	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Audit plans for 2016	Approved as proposed	Resolution
	Report on internal controls over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Evaluation report on internal controls over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Education plans for auditors for 2016	Accepted as reported	Report

Mar 16, 2016	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Amendments to the Code of Ethics for KEPCO Employees and the Code of Conduct for KEPCO Executives and Staff members	Approved as proposed	Resolution
	Auditor’s report to the board of directors for 2015	Accepted as reported	Report
	Independent auditor’s report on the audit results for the consolidated and separate financial statements for the fiscal year 2015	Accepted as reported	Report

Apr 15, 2016	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2015 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for fiscal year 2015 in accordance with U.S. accounting principles	Accepted as reported	Report

May 20, 2016	Approval of appointment of the chairman of the Audit Committee	Approved as proposed	Resolution
	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution

	Report on results of external and internal audits during the first quarter of 2016	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2016	Accepted as reported	Report

Aug 19, 2016	Report on results of external and internal audits in the second quarter of 2016	Accepted as reported	Report
	Independent auditor’s report on the auditing results for both non-consolidated and consolidated financial statements for the first half of fiscal year 2016	Accepted as reported	Report

Sep 23, 2016	Amendments to the code of conduct for employees	Approved as proposed	Resolution
	Approval of guidelines for report improper solicitation and graft	Approved as proposed	Resolution
	Amendments to the guidelines for disciplinary actions	Approved as proposed	Resolution
	Approval of selection of independent auditors of consolidated subsidiaries	Approved as proposed	Resolution

Oct 21, 2016	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

Nov 18, 2016	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Amendments to code of conduct for employees	Approved as proposed	Resolution
	Amendments to the guidelines for disciplinary actions	Approved as proposed	Resolution
	Report on results of external and internal audits in the third quarter of 2016	Accepted as reported	Report

Dec 16, 2016	Amendments to guidelines for internal audit regulations	Approved as proposed	Resolution
	Amendments to the guidelines for immunity of proactive performance	Approved as proposed	Resolution
	Approval of selection of independent auditors of consolidated subsidiaries	Approved as proposed	Resolution
	Report on results of violation of independence regulation by independent auditors	Accepted as reported	Report

Jan 19, 2017	Audit plans for 2017	Approved as proposed	Resolution
	Audit training plan for 2017	Approved as reported	Report

Feb 17, 2017	Report on the audit result for fiscal year 2016	Approved as reported	Report

	Report on internal control over financial reporting for the fiscal year 2016	Approved as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Approved as reported	Report

Mar 17, 2017	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution
	Independent auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2016	Accepted as reported	Report

Apr 21, 2017	Approval of selection of independent auditors of subsidiaries	Accepted as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2016 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for fiscal year 2016 in accordance with U.S. accounting principles	Accepted as reported	Report

May 17, 2017	Amendments to guidelines for internal audit regulations	Accepted as proposed	Resolution
	Amendments to code of conduct for KEPCO executives and staff members	Accepted as proposed	Resolution
	Amendments to the guidelines for disciplinary actions	Accepted as proposed	Resolution

Jun 16, 2017	Amendments to the guidelines for the whistleblowing process and whistleblower protection	Accepted as proposed	Resolution
	Report on results of external and internal audits during the first quarter of 2017	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2017	Accepted as reported	Report

Aug 18, 2017	Amendments to guideline for practice for KEPCO executives and staff members	Accepted as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution
	Independent auditor’s report on the auditing results for both non-consolidated and consolidated financial statements for the first half of fiscal year 2017	Accepted as reported	Report

Sep 15, 2017	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution
	Report on results of external and internal audits during the second quarter of 2017	Accepted as reported	Report

The Audit Committee closely cooperates with KEPCO’s outside auditors Samjong KPMG through constant communication regarding the internal control system and accuracy of financial statements. Also, the outside auditors meet with the Audit Committee on a quarterly basis to report on the adequacy of accounting treatments, the validity of accounting standards and recent IFRS issues.

The Audit Committee annually evaluates the functions and roles of the Board of Directors, the Audit Committee and the internal auditors, and discloses the result of such evaluation by attaching it to the business report being filed on the Financial Supervisory Service disclosure system, which is publicly accessible.

(2)	Audit Support

KEPCO has established an internal audit body, which directly reports to the Audit Committee. This body consists of an executive team and an independent headquarters audit support team. KEPCO also has installed separate internal audit teams in 15 district divisions, three construction divisions and five specialized business departments.

These internal audit teams are composed of members with special expertise in marketing, contracts, finance, procurement, transmission, distribution, IT, telecommunication, construction and civil engineering as well as financial experts with background as CPA and AICPA.

The internal audit teams carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. The entirety of these audit results are accessible from KEPCO’s corporate website.

2.	Outside Auditors

(1)	Independence of Outside Auditors

As a listed company, KEPCO appoints the same outside auditors as its auditors for three consecutive fiscal years in compliance with the Article 4-2 of the Act on External Audit of Stock Companies. The Audit Committee approves the appointment of such outside auditors.

The outside auditors selection process involves a general competitive bidding, followed by negotiation of the engagement agreement. In order to be an eligible bidder, the outside auditors must be a domestic accounting firm registered with the U.S. PCAOB and is thoroughly knowledgeable about U.S. accounting standards, or a domestic accounting firm affiliated with a professional organization, and must be a firm with no issues regarding independence.

The Audit Committee comprehensively considers the following qualities when approving the selection of outside auditors: financial condition, familiarity with KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services.

The Audit committee evaluates annually the audit performance of outside auditors based on the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

In limited circumstances, the Audit Committee may selectively authorize the outside auditors to engage in non-audit services (such as tax adjustment services) that outside auditors must perform as required under relevant laws, but only after finding that there is no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Operational Regulations of Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

On January 11, 2016, the Audit Committee approved the appointment of Samjong KPMG as KEPCO’s outside auditors for fiscal years 2016 to 2018. KEPCO’s engagement of Samjong KPMG involves only audit services (including in relation to NYSE listing) but no non-audit services. On May 20, 2016, Samjong KPMG reported to the Audit Committee the results of KPMG’s audit of the financial statements for fiscal year 2016. On August 19, 2016, Samjong KPMG reported to the Audit Committee the results of KPMG’s review of the financial statements for the first half-year of 2016. On March 17 and April 21, 2017, Samjong KPMG reported to the Audit Committee as to the audit results for fiscal year 2016 according to K-IFRS and PCAOB Auditing Standards, the audit quality management system and the status of non-audit services.

The Audit committee receives direct reporting from, and exchanges views with, Samjong KPMG at least on a semi-annual basis as to KEPCO’s critical accounting policy, review of the half-year financial statements, annual audit results and any illegal or improper act of KEPCO employees in the course of employment.

V.	Other Key Aspects of Corporate Governance

1.	Fulfillment of Corporate Social Responsibility

KEPCO strives to the best of its abilities to fulfill its corporate social responsibility, by being sensitive and responsive to the demands of to its shareholders, customers, local communities and other stakeholders.

To this end, KEPCO pursues harmonious integration of economic trustworthiness, environmental sensibilities and social responsibilities and as part of these efforts, KEPCO shares with its shareholders and the public at large its progress on these fronts by publishing an annual sustainability report, something KEPCO has done every year since its entry to United Nations Global Compact in 2005. The sustainability report is prepared based on the Global Reporting Initiative (GRI) guideline, ISO 26000 and the Principles of the UN Global Compact, and discusses the achievements and future plans in a wide range of areas, including economic, environmental and social after assessing the materiality of major issues and conducting interviews with interested parties. KEPCO’s sustainability report has won the gold prize in the 2016 Vision Awards (Annual Report Competition) organized by the League of American Communication Professionals. In addition, in relation to its assessment of sustainable achievements, KEPCO also has been named for four consecutive years as the Best Company (Asia-Pacific) in the Dow Jones Sustainability Indices, a world-renowned metric for sustainability global investment and evaluation.

2.	Compensation of Executives and Employees

(1)	Performance-Oriented HR Management (MBO)

KEPCO measures the performance of its executives and employees based on the “management by objectives (MBO)” system and applies a standard set of procedures and methodology to all employees with respect to their performance results and work capabilities. The evaluation results are considered in the quantitative aspect of promotion decisions and are used in broad aspects of human resources management, such as incentive pay rates and employee training.

(2)	Fair and Rational Compensation System

KEPCO’s employee compensation is generally comprised of basic annual salary, position-based wages, additional annual pay, non-salary pays, performance pay and severance reserve payments. The basic annual salary and performance pay are determined based on the MBO-based performance evaluations and organizational assessments. In order to further rationalize its pay system so as to place a greater emphasis on employee performance, KEPCO has been continuing to increase the portion of the performance pay and offers incentive pay to employees who have contributed to the overall management performance, troubleshooting and national events. . ,

The following table sets forth KEPCO’s employee compensation in 2016.

(In thousands of Won)

Period	Number of employees	Average continuous service year	Total salaries	Average salaries per person
’16.1.1 ~ ’16.12.31	21,560	17.8	1,792,290,164	83,130

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: December 11, 2017